Mail Stop 3010

December 10, 2009

Mr. Daniel Imperato
Interim Non-Executive Chairman Emeritus
Imperiali Inc.
222 Lakeview Avenue, Suite 160
West Palm Beach, FL 33401

      Re: **Imperiali Inc.**
            Form 10-K for the fiscal year ended August 31, 2008
            Filed December 16, 2008
            File No. 000-52406

Dear Mr. Imperato:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief